[UMPQUA HOLDINGS CORPORATION LETTERHEAD]

VIA EDGAR CORRESPONDENCE AND

VIA E-MAIL (mccordl@sec.gov)

May 10, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attention: Lindsay B. McCord

Washington, D.C. 20549-5546

Re:     Umpqua Holdings Corporation

          CIK#:  0001077771

          Assistant Director Office:  Financial Services

          File #: 001-34624

Dear Ms. McCord:

Umpqua Holdings Corporation respectfully requests an extension to the time period to respond to the SEC Comment Letter dated April 26, 2011.  As we discussed on the phone, Umpqua Holding Corporation respectfully requests an extension to file our response not later than May 25, 2011.

If you have any questions or need further information, please do not hesitate to contact me at 503-727-4108.  We greatly appreciate your attention to this matter.

Sincerely,

UMPQUA HOLDINGS CORPORATION

/s/Ronald L. Farnsworth

Ronald L. Farnsworth

Executive Vice President / Chief Financial Officer

091044.0001/5070569.1